Exhibit 99.1

DIGIHOST TECHNOLOGY INC.

(the “Company”)

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

JULY 28, 2023

REPORT OF VOTING RESULTS

Pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following matters were put to a vote at the annual general and special meeting of the Company held on July 28, 2023. The report on the voting results is as follows:

1.	Election of Directors

Based on the proxies received and the votes cast at the meeting, each of the five director nominees proposed by management in the Company’s management information circular dated June 15, 2023 (the “Circular”) were elected. Details of the voting results are as follows:

Director	For	%	Withheld	%
Michael Amar	1,419,708	90.642	146,566	9.358
Alec Amar	1,419,118	90.605	147,156	9.395
Adam Rossman	1,180,566	75.374	385,708	24.626
Gerard Rotonda	1,442,392	92.082	124,032	7.918
Zhichao Li	1,440,771	91.987	125,503	8.013

2.	Reappointment of Auditors and fix remuneration of the auditors

Based on the proxies received and the votes cast at the meeting, the reappointment of Raymond Chabot Grant Thornton LLP, Chartered Professional Accountants, to serve as the independent auditors of the Company for the ensuing year and authorize the Board of directors to fix the remuneration of the auditors was approved by shareholder of the Company (“Shareholders”). Details of the voting results are as follows:

For	%	Withheld	%
8,163,951	97.973	168,904	2.027

3.	Approval of Stock Option Plan

Based on the proxies received and the votes cast at the meeting, an ordinary resolution to approve and ratify the Company’s 10% rolling stock option plan was approved by Shareholders. Details of the voting results are as follows:

For	%	Against	%
1,037,192	66.214	529,232	33.786

4.	Approval of Restricted Share Unit Plan

Based on the proxies received and the votes cast at the meeting, an ordinary resolution to approve and ratify the Company’s restricted share unit plan was approved by Shareholders. Details of the voting results are as follows:

For	%	Against	%
1,009,075	64.419	557,349	35.581

DIGIHOST TECHNOLOGY INC.

/s/ “Michel Amar”
Michel Amar
Chairman and CEO